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                                                                   EXHIBIT 28(c)
                              NOTICE OF STOCK AWARD
                              GRANTED MAY 30, 2000
                                ("Grant Notice")

To Charles C. Conaway

1. Grant of Award. Pursuant to Section 10(b) of the employment agreement dated May 30, 2000 between Kmart Corporation (the "Company") and you (the "Employment Agreement"), you are hereby granted, effective May 30, 2000, 303,000 shares of the Company's Common Stock (the "Stock"), to be issued subject to the terms and conditions of this Grant Notice.

2. Issuance of Stock. As soon as practicable, the Company shall cause to be issued in your name a stock certificate representing the Stock. Subject to the provisions of Paragraphs 3 and 4 below, the Stock shall be immediately owned by you free of all restriction as of the date of grant.

3. Possible Offset and Reduction/Forfeiture. This award of Stock is subject to the offset and reduction provisions set forth in Section 10(g) of the Employment Agreement and to the forfeiture provisions set forth in Section 10(h) of the Employment Agreement.

4. SEC Registration. As soon as practicable, the Company shall use its reasonable best efforts to file a registration statement on Form S-8 (or any successor form) with the SEC under the Securities Act of 1933 covering the issuance of the shares of Stock issuable hereunder and to maintain the effectiveness of such registration statement until you sell all of the shares of Stock issued hereunder or legal counsel advises that you are free to sell such Stock without registration.

5. Withholding Tax. Notwithstanding anything to the contrary in this Grant Notice, the obligations of the Company to issue shares of Stock hereunder shall be contingent upon your satisfaction of all applicable withholding tax requirements. Such issuance shall be subject to the reduction in the number of shares, if necessary, to comply with applicable withholding tax obligations.

         You may elect, in such form and at such time as the Company may prescribe, to satisfy any tax required to be withheld under applicable federal, state or local law upon issuance of the stock, in whole or in part, by either having the Company withhold whole shares of Kmart Corporation Common Stock or by delivering other whole shares of Kmart Corporation Common Stock owned by you for at least six months, having a Fair Market Value (as such Capitalized Term is defined in the Kmart Corporation 1997 Long-Term Equity Compensation Plan) equal to the amount withheld.
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6. General. The validity and construction of this Grant Notice shall be governed by the laws of the State of Michigan without reference to principles of conflicts of laws.

         If there is any conflict between the Employment Agreement and this Grant Notice, the Employment Agreement shall govern.

         The obligation of the Company to issue and deliver any stock under this grant is specifically subject to all applicable laws, rules and regulations and required governmental approvals. The Company shall use its reasonable best efforts to obtain such approvals as promptly as practicable.


                                              Kmart Corporation



                                              By:  /s/ N.W. LaDuke
                                                  -----------------------
Accepted and agreed:



   /s/ Charles C. Conaway
----------------------------
    Charles C. Conaway